Filed Pursuant to Rule 253(g)(2)
File No. 024-11162

FUNDRISE GROWTH EREIT VII, LLC

SUPPLEMENT NO. 19 DATED OCTOBER 26, 2022
TO THE OFFERING CIRCULAR DATED MAY 9, 2022

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Growth eREIT VII, LLC (“we”, “our” or “us”), dated May 9, 2022 and filed by us with the Securities and Exchange Commission (the “Commission”) on May 9, 2022 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset acquisition.

Asset Acquisition

Roseglen Controlled Subsidiary - Indian Land, SC

On October 20, 2022 we acquired ownership of a “majority-owned subsidiary”, FR - Roseglen, LLC (“Roseglen Controlled Subsidiary”), for a purchase price of approximately $286,000, which is the initial stated value of our equity interest in a new investment round in Roseglen Controlled Subsidiary (“Roseglen eREIT VII Investment”). Fundrise Real Estate Interval Fund, LLC acquired ownership of the remaining equity interest in the new investment round in Roseglen Controlled Subsidiary, for a purchase price of approximately $2,578,000 (“Roseglen Interval Fund Investment” and, together with Roseglen Growth eREIT VII Investment, “Roseglen Investment”). Roseglen Controlled Subsidiary used the proceeds of the Roseglen Investment to acquire six (6) townhomes in the planned Roseglen subdivision generally located off of Roseglen Lane in Indian Land, SC (the “Roseglen Property”). We anticipate the Roseglen Controlled Subsidiary, or one of our affiliates, will purchase up to fifty (50) homes in the Roseglen Property from the home builder as construction progresses and certificates of occupancy are secured. The initial Roseglen Growth VII eREIT Investment was funded with proceeds from our Offering, and the closing of the initial Roseglen Investment and initial tranche of the six (6) townhomes occurred concurrently.

Roseglen Controlled Subsidiary is managed by us.

Pursuant to the agreements governing Roseglen Growth eREIT VII Investment, we have authority for the management of Roseglen Controlled Subsidiary, including Roseglen Property. In addition, an affiliate of our sponsor earned an acquisition fee of approximately 1.0% of the total purchase price, paid directly by Roseglen Controlled Subsidiary.

The total purchase price for the Roseglen Property is anticipated to be approximately $23,200,000, an average of approximately $464,000 per home. We anticipate additional hard costs of approximately $29,000 for miscellaneous minor capital expenditures, as well as additional soft costs and financing costs of approximately $803,000 bringing the total projected project cost for the Roseglen Property to approximately $24,032,000. The home builder expects to deliver approximately ten (10) homes per month, with full delivery of the fifty (50) homes expected in February 2023. Roseglen Property consists of 2,655 square foot 3 bedroom, 2.5 bath townhomes. Professional third-party property management will be installed to manage the Roseglen Property.

The following table contains underwriting assumptions for the Roseglen Property. Assumptions are presented at the asset level. All of the values in the table below are assumptions that we believe to be reasonable; however, there can be no guarantee that such results will be achieved.

Asset Name	Stabilized Economic Vacancy	Average Annual Rent Growth	Average Annual Expense Growth	Exit Cap Rate	Hold Period
Roseglen	6.00%	3.44%	3.01%	4.50%	10 years

Please note that past performance is not indicative of future results, and these underwriting assumptions may not reflect actual performance. Any assumptions on the performance of any of our assets may not prove to be accurate. Investing in Fundrise Growth eREIT VII, LLC is an inherently risky investment that may result in total or partial loss of investment to investors.

We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.